May 29, 2015

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Facsimile: (202) 772-9198
Attention: Preston Brewer

VIA EDGAR

Re:	PlasmaTech Biopharmaceuticals, Inc. Registration Statement on Form S-3 Filed on May 15, 2015 File No. 333-204179

Dear Mr. Brewer:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PlasmaTech Biopharmaceuticals, Inc. (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on June 1, 2015, or as soon as practicable thereafter.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

PlasmaTech Biopharmaceuticals, Inc.

By:	/s/ Jeffrey B. Davis
Name: Title:	Jeffrey B. Davis Chief Operating Officer